THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE NATIONAL COLLEGIATE FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE NATIONAL COLLEGIATE FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-221-1037.

FINAL TERM SHEET

$ 673,330,000
The National Collegiate Student Loan Trust 2006-2
Issuing Entity

The National Collegiate Funding LLC
Depositor and Sponsor

Student Loan Asset Backed Notes

Initial Class Balance	Interest Rate (per annum)	Final Maturity Date	Price	Discounts and Commissions(1)	Proceeds to the Trust

Class A-1 Notes	$190,020,000	One-month LIBOR plus 0.03%	February 25, 2024	100.00000%	0.230%	99.77000%

Class A-2 Notes	$138,980,000	One-month LIBOR plus 0.15%	July 25, 2026	100.00000%	0.260%	99.74000%

Class A-3 Notes	$104,410,000	One-month LIBOR plus 0.21%	November 25, 2027	100.00000%	0.300%	99.70000%

Class A-4 Notes	$169,520,000	One-month LIBOR plus 0.33%	September 25, 2031	100.00000%	0.330%	99.67000%

Class A-I0 Notes	(2)	6.00%	August 25, 2011	26.31494%	0.171%	26.14394%

Class B Notes	$29,900,000	One-month LIBOR plus 0.32%	September 25, 2031	100.00000%	0.390%	99.61000%

Class C Notes Total	$40,500,000 ______________ $673,330,000	One-month LIBOR plus 0.50%	September 25, 2031	100.00000%	0.420%	99.58000% ________________ $707,973,766(3)

_________________

(1)	Subject to indemnification and expense reimbursement arrangements with the underwriters.
(2)	Initial notional amount equal to $140,000,000.
(3)	Before deducting expenses estimated to be $2,693,320 and the structuring advisory fee paid to First Marblehead Corporation.

           The offered notes are offered by the underwriters named below, subject to prior sale, when, as and if accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the offered notes will be made in book-entry-only form on or about June 8, 2006.

           Application will be made to the Irish Stock Exchange for the offered notes to be admitted to the Official List and to trading on its regulated market. There can be no assurance that this listing will be obtained. The issuance and settlement of the offered notes is not conditioned on the listing of the offered notes on the Irish Stock Exchange.

           Neither the Securities and Exchange Commission nor any other federal regulatory authority or state securities commission has approved or recommended the securities described in this final term sheet or determined if this final term sheet is truthful or complete. No securities commission or regulatory authority has reviewed the accuracy or adequacy of this final term sheet. Any representation to the contrary is a criminal offense.

           This final term sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

           This final term sheet constitutes a “free writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Credit Suisse Joint Book-Runner JPMorgan	Deutsche Bank Securities Joint Book-Runner RBS Greenwich Capital

May 25, 2006